Glen Eagle Wealth, LLC and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2018

Assets

Cash and cash equivalents	$ 565,855
Deposits held at clearing brokers	275,000
Receivables from clearing organizations	128,143
Receivables from brokers	37,225
Receivable from affiliate	436,874
Prepaid expenses	39,698
Security deposit	2,729
Property and equipment, cost $ 45,884 net of accumulated depreciation of $ 42,430	3,454
Total assets	$ 1,488,978

Liabilities and Member's Equity

Accounts payable and accrued expenses	$ 390,668
Subordinated borrowings	600,000
Total liabilities	990,668
Member's equity	498,310
Total liabilities and member's equity	$ 1,488,978

The Notes to Consolidated Financial Statements are an integral part of this statement.